Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-I dated August 25, 2010	Term Sheet to Product Supplement No. 197-A-I Registration Statement No. 333-155535 Dated January 26, 2011; Rule 433

Structured Investments	$ Return Notes Linked to the Performance of the Chinese Renminbi Relative to the U.S. Dollar due January 31, 2013

General

  The notes are designed for investors who seek uncapped and unleveraged exposure to the appreciation of the Chinese renminbi relative to the U.S. dollar over the term of the notes, without upside return enhancement or any downside protection. Investors should be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 31, 2013*
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about January 28, 2011 and are expected to settle on or about February 2, 2011.

Key Terms

Reference Currency:	Chinese renminbi
Base Currency:	U.S. dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:
$1,000 + ($1,000 × Reference Currency Return)
If the Ending Spot Rate is less than the Strike Rate, you lose 1% of the principal amount of your notes for every 1% that the Ending Spot Rate is less than the Strike Rate.
You will lose some or all of your investment at maturity if the Ending Spot Rate is less than the Strike Rate.
Reference Currency Return:	Ending Spot Rate – Strike Rate Strike Rate
Strike Rate:	The Strike Rate will be equal to 105.40% of the Spot Rate on the pricing date. For purposes of the accompanying product supplement no. 197-A-I, the Strike Rate is the Starting Spot Rate.
Because the Strike Rate is 105.40% of the Spot Rate on the pricing date, in order to receive a positive return on your investment at maturity, the Ending Spot Rate must be greater than the Spot Rate on the pricing date by at least 5.40%.
Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:

The Spot Rate on a given date is expressed as a number of U.S. dollars per one Chinese renminbi and is equal to one divided by the applicable rate reported by Reuters Group PLC (“Reuters”) on such date of determination on Reuters page SAEC (or any substitute page) at approximately 4:00 p.m., Greenwich Mean Time.

Currency Business Day:

A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Reference Currency (which is Beijing, China) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Observation Date:	January 28, 2013*
Maturity Date:	January 31, 2013*
CUSIP:	48125XCN4
*

Subject to postponement in the event of a market disruption event and as described under “Description of Notes Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date” in the accompanying product supplement no. 197-A-I

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 197-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. 197-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 26, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED AND UNLEVERAGED APPRECIATION POTENTIAL — The notes provide exposure to the uncapped and unleveraged performance of the Reference Currency relative to the Base Currency, without upside return enhancement or any downside protection. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  EXPOSURE TO THE CHINESE RENMINBI VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of the Chinese renminbi, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will enable you to participate in potential increases in the value of the Reference Currency, relative to the Base Currency, during the term of the notes.
  TAX TREATMENT — The tax consequences of an investment in the notes are unclear, there is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the “IRS”) regarding the notes. Based on the facts of this offering, we intend to treat the notes as debt instruments denominated in Chinese renminbi that provide for no interest or (in all likelihood) original issue discount, and the remainder of this discussion so assumes unless otherwise expressly indicated.

  Although not entirely clear, upon sale or exchange of a note (including redemption at maturity), you will recognize per $1,000 principal amount note ordinary currency exchange gain or loss in an amount (not to exceed the total gain or loss realized on the transaction) equal to the change in dollar value, from the settlement date to the date of sale or exchange, of an amount of Chinese renminbi (the “Renminbi Principal Amount”) equal to $1,000 converted into renminbi at the Spot Rate on the issue date. Any remaining gain or loss will be treated as long-term capital gain or loss. No election will be available under Section 988 of the Code to treat gain or loss with respect to the notes as capital gain or loss. You may be subject to special reporting requirements if any currency exchange loss on your notes exceeds certain thresholds.

  While not expected to occur, if the Renminbi Principal Amount were less than $1,000 converted into renminbi at the Strike Rate, and this difference exceeded a defined de minimis amount, the notes could be treated as being issued with “original issue discount.” In that event, in general you would be required to accrue this difference into income over the term of the notes before the receipt of any cash associated with it, and special rules under Section 988 of the Code would apply.

  Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. For example, the notes could be treated as “contingent payment debt instruments” denominated in U.S. dollars, as described in product supplement no. 197-A-I. In that event, the consequences of owning and disposing of the notes would differ materially from those described above. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the possibility that the notes could be treated as issued with original issue discount and the consequences in that event.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and Base Currency or any contracts related to the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Reference Currency relative to the Base Currency and will depend on whether, and the extent to which, the Reference Currency Return is positive or negative. Your investment will be fully exposed to any depreciation in the value of the Reference Currency relative to the Base Currency.

JPMorgan Structured Investments — Return Notes Linked to the Performance of the Chinese Renminbi Relative to the U.S. Dollar	TS-1

  THE ENDING SPOT RATE MUST BE GREATER THAN THE SPOT RATE ON THE PRICING DATE BY AT LEAST 5.40% IN ORDER TO RECEIVE A POSITIVE RETURN ON YOUR INVESTMENT AT MATURITY — Because the Strike Rate is 105.40% of the Spot Rate on the pricing date, in order to receive a positive return on your investment at maturity, the Ending Spot Rate must be greater than the Spot Rate on the pricing date by at least 5.40%. If the Ending Spot Rate is not at least 5.40% above the Spot Rate on the pricing date, you will lose some or all of your investment at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Chinese renminbi or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in China and the United States and economic and political developments in other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in China and the United States, and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in China and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by China and the United States, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Chinese renminbi and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  BECAUSE THE CHINESE RENMINBI IS AN EMERGING MARKETS CURRENCY, THE SPOT RATE IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Chinese renminbi, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.
  THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT — The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government with reference to a basket of currencies and is based on a daily poll of onshore market dealers and other undisclosed factors. The People’s Bank of China, the monetary authority in China, sets the spot rate of the Chinese renminbi, and may also use a variety of techniques, such as intervention by its central bank or imposition of regulatory controls or taxes, to affect the Chinese renminbi/U.S. dollar exchange rate. In the future, the Chinese government may also issue a new currency to replace its existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of the Chinese renminbi in ways that may be adverse to your interests. Further, the Chinese renminbi is not fully convertible into other currencies. The exchange rate is also influenced by political or economic developments in China, the United States or elsewhere and by macroeconomic factors and speculative actions. To the extent that management of the Chinese renminbi by the People’s Bank of China has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the Chinese renminbi could result in significant movement in the value of the Chinese renminbi. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in China and the United States, including economic and political developments in other countries.
  EVEN THOUGH THE CHINESE RENMINBI AND U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Chinese renminbi and U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

JPMorgan Structured Investments — Return Notes Linked to the Performance of the Chinese Renminbi Relative to the U.S. Dollar	TS-2

  THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Chinese renminbi relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate on the Observation Date and accordingly, the Ending Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Chinese renminbi and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in China and the United States;
    the exchange rate and the volatility of the exchange rate of the Chinese renminbi and the U.S. dollar;
    suspension or disruption of market trading in the Chinese renminbi or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Notes Linked to the Performance of the Chinese Renminbi Relative to the U.S. Dollar	TS-3

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The “note return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Spot Rate on the pricing date of 0.1500 (the “Initial Spot Rate”). Accordingly, the hypothetical total returns set forth below assume a Strike Rate of 0.1581 (which is equal to 105.40% of the Initial Spot Rate). The hypothetical note returns set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Spot Rate	(Ending Spot Rate – Initial Spot Rate) / Initial Spot Rate	Reference Currency Return	Total Return

0.3000	100.00%	89.753%	89.753%
0.2850	90.00%	80.266%	80.266%
0.2700	80.00%	70.778%	70.778%
0.2550	70.00%	61.290%	61.290%
0.2400	60.00%	51.803%	51.803%
0.2250	50.00%	42.315%	42.315%
0.2100	40.00%	32.827%	32.827%
0.1950	30.00%	23.340%	23.340%
0.1800	20.00%	13.852%	13.852%
0.1650	10.00%	4.364%	4.364%
0.1581	5.40%	0.000%	0.000%
0.1538	2.50%	-2.720%	-2.720%
0.1500	0.00%	-5.123%	-5.123%
0.1350	-10.00%	-14.611%	-14.611%
0.1200	-20.00%	-24.099%	-24.099%
0.1050	-30.00%	-33.586%	-33.586%
0.0900	-40.00%	-43.074%	-43.074%
0.0750	-50.00%	-52.562%	-52.562%
0.0600	-60.00%	-62.049%	-62.049%
0.0450	-70.00%	-71.537%	-71.537%
0.0300	-80.00%	-81.025%	-81.025%
0.0150	-90.00%	-90.512%	-90.512%
0.0000	-100.00%	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Spot Rate increases from the Initial Spot Rate of 0.1500 to an Ending Spot Rate of 0.1650. Because the Ending Spot Rate of 0.1650 is greater than the Strike Rate of 0.1581, the Reference Currency Return is positive and is equal to 4.364%. Accordingly, you will receive a payment at maturity of $1,043.64 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 4.364%) = $1,043.64

Example 2: The Spot Rate increases from the Initial Spot Rate of 0.1500 to an Ending Spot Rate of 0.1538, which is less than the Strike Rate of 0.1581. Because the Ending Spot Rate of 0.1538 is less than the Strike Rate of Strike Rate of 0.1581, the Reference Currency Return is negative and is equal to -2.720%, even though the Ending Spot Rate is greater than the Initial Spot Rate of 0.1500. Accordingly, you will receive a payment at maturity of $972.80 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -2.720%) = $972.80

Example 3: The Spot Rate decreases from the Initial Spot Rate of 0.1500 to an Ending Spot Rate of 0.1200. Because the Ending Spot Rate of 0.1200 is less than the Strike Rate of 0.1581, the Reference Currency Return is negative and is equal to -24.099%. Accordingly, you will receive a payment at maturity of $759.01 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -24.099%) = $759.01

JPMorgan Structured Investments — Return Notes Linked to the Performance of the Chinese Renminbi Relative to the U.S. Dollar	TS-4

Historical Information

The following graph shows the historical weekly performance of the Reference Currency relative to the Base Currency, expressed in terms of the conventional market quotation (the amount of the Chinese renminbi that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through January 21, 2011. The exchange rate of the U.S. dollar relative to the Chinese Renminbi on January 25, 2011 was 6.5850.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the Chinese renminbi appreciates in value against the U.S. dollar. Therefore, the Reference Currency Return is calculated using the Spot Rate expressed as the amount of U.S. dollars per one unit of the Chinese renminbi, which is the inverse of the conventional market quotation for the Chinese renminbi set forth in the graph below.

The Spot Rate on January 25, 2011 was 0.15180, calculated in the manner set forth under “Key Terms — Spot Rate” on the front cover of this term sheet. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Reference Currency relative to the Base Currency will result in the return of more than the principal amount of your notes.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-29 of the accompanying product supplement no. 197-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Notes Linked to the Performance of the Chinese Renminbi Relative to the U.S. Dollar	TS-5